INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

October 28, 2020

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) on behalf of Securian AM Real Asset Income Fund, Securian AM Balanced Stabilization Fund and Securian AM Equity Stabilization Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jonathan Grzeskiewicz of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 7, 2020, on the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) relating to the Securian AM Real Asset Income Fund, Securian AM Balanced Stabilization Fund and Securian AM Equity Stabilization Fund (each, a “Fund” and together, the “Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in Post-Effective Amendment to the Funds’ Form N-1A registration statement (the “Amendment”) which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	In your written response, please explain the nature of the Predecessor Funds and the reason for the merger or acquisition and whether there was a Form N-14 filing in this regard. In addition, please add disclosure regarding the nature of the Predecessor Funds (e.g., whether they are series of another registrant).

Response: On September 24, 2020, the Registrant filed a Form N-14 with the Commission regarding the Special Meeting of shareholders of the Securian AM Balanced Stabilization Fund (formerly, the Securian AM Dynamic Managed Volatility Fund), Securian AM Equity Stabilization Fund (formerly, the Securian AM Managed Volatility Equity Fund) and Securian AM Real Asset Income Fund, (each, an “Acquired Fund” and together, the “Acquired Funds”), each a series of Managed Portfolio Series, a registered investment company. At the Special Meeting, shareholders of each Acquired Fund will consider a proposal to approve an Agreement and Plan of Reorganization of the respective Acquired Fund into an identically named, newly created series of the Registrant. Shares will be exchanged as follows:

Managed Portfolio Series		Investment Managers Series Trust
Securian AM Balanced Stabilization Fund Institutional Class Shares	→	Securian AM Balanced Stabilization Fund Institutional Class Shares
Securian AM Equity Stabilization Fund Institutional Class Shares	→	Securian AM Equity Stabilization Fund Institutional Class Shares
Securian AM Real Asset Income Fund Institutional Class Shares	→	Securian AM Real Asset Income Fund Institutional Class Shares

The Registrant revised the first sentence of the second paragraph under “Performance” to indicate that each Predecessor Fund was a series of Managed Portfolio Series.

The Fund will acquire the assets and liabilities of the Securian AM [___] Fund, a series of Managed Portfolio Series (the “Predecessor Fund”) on December 11, 2020.

SUMMARY PROSPECTUS

Fees and Expenses Tables – All Funds

2.	Please provide the Funds’ completed Fee Tables and Examples to the Commission for review at least five business days prior to filing the Amendment.

Response: The Funds’ completed Fee Tables and Examples are as follows:

Securian AM Real Asset Income Fund

		Class A Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%(1)		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%(2)		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.75%		0.75%
Distribution and service (Rule 12b-1) fees		0.25%		None
Other expenses (3)		0.32%		0.32%
Shareholder service fee	0.15%		0.15%
All other expenses	0.17%		0.17%
Acquired fund fees and expenses		0.02%		0.02%
Total annual fund operating expenses		1.34%		1.09%
Fees waived and/or expenses reimbursed (4)		(0.12%)		(0.12%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses (4)		1.22%		0.97%

[1]	No initial sales charge is applied to purchases of $1 million or more.

[2]	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain Class A Share purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase.

[3]	Other expenses are estimated for the current fiscal year.

[4]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to the extent necessary to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses of short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.20% and 0.95% of the average daily net assets of the Class A Shares and Institutional Class Shares, respectively. This agreement is in effect until December 31, 2023, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$692	$952	$1,245	$2,075
Institutional Class Shares	$99	$322	$577	$1,307

Securian AM Balanced Stabilization Fund

		Class A Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%(1)		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%(2)		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.70%		0.70%
Distribution and service (Rule 12b-1) fees		0.25%		None
Other expenses (3)		0.31%		0.31%
Shareholder service fee	0.15%		0.15%
All other expenses	0.16%		0.16%
Acquired fund fees and expenses		0.06%		0.06%
Total annual fund operating expenses		1.32%		1.07%
Fees waived and/or expenses reimbursed (4)		(0.06%)		(0.06%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses (4)		1.26%		1.01%

[1]	No initial sales charge is applied to purchases of $1 million or more.

[2]	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain Class A Share purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase.

[3]	Other expenses are estimated for the current fiscal year.

[4]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to the extent necessary to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses of short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.20% and 0.95% of the average daily net assets of the Class A Shares and Institutional Class Shares, respectively. This agreement is in effect until December 31, 2023, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$696	$958	$1,246	$2,064
Institutional Class Shares	$103	$328	$578	$1,295

Securian AM Equity Stabilization Fund

		Class A Shares		Institutional Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%(1)		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		1.00%(2)		None
Wire fee		$20		$20
Overnight check delivery fee		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.70%		0.70%
Distribution and service (Rule 12b-1) fees		0.25%		None
Other expenses (3)		0.52%		0.52%
Shareholder service fee	0.15%		0.15%
All other expenses	0.37%		0.37%
Acquired fund fees and expenses		0.17%		0.17%
Total annual fund operating expenses		1.64%		1.39%
Fees waived and/or expenses reimbursed (4)		(0.27%)		(0.27%)
Total annual fund operating expenses after waiving fees and/or reimbursing expenses (4)		1.37%		1.12%

[1]	No initial sales charge is applied to purchases of $1 million or more.

[2]	A contingent deferred sales charge (“CDSC”) of 1.00% will be charged on certain Class A Share purchases of $1 million or more that are redeemed in whole or in part within 12 months of the date of purchase.

[3]	Other expenses are estimated for the current fiscal year.

[4]	The Fund’s advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to the extent necessary to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses of short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.20% and 0.95% of the average daily net assets of the Class A Shares and Institutional Class Shares, respectively. This agreement is in effect until December 31, 2023, and may be terminated before that date only by the Trust’s Board of Trustees. The Fund’s advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement.

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A Shares	$706	$1,011	$1,366	$2,363
Institutional Class Shares	$114	$385	$708	$1,260

Performance – All Funds

3.	Please provide additional information regarding the nature of the Predecessor Funds (e.g., whether they are series of another registrant) and emphasize elsewhere in the Prospectus and SAI that the performance shown is that the Predecessor Funds.

Response: The Registrant has revised the first sentence of the second paragraph under “Performance” with respect to each Fund as follows:

The Fund will acquire the assets and liabilities of the Securian AM [ ] Fund, a series of Managed Portfolio Series (the “Predecessor Fund”), on December 11, 2020. ~~The Fund will commence operations and acquire the assets and liabilities of the Predecessor Fund on [ ], 2020.~~ As a result of the acquisition, the Fund will be the accounting successor of the Predecessor Fund. Performance results for the Predecessor Fund shown in the bar chart and the performance table below reflect the performance of the Predecessor Fund. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

Principal Investment Strategies – Securian AM Real Asset Income Fund

4.	Please clarify if treasury inflation protected securities (“TIPS”) and fixed income securities of real asset companies are part of the Fund’s 80% test. In addition, please confirm in your written response that fixed income securities other than TIPS and fixed income securities of real asset companies will not be included in the 80% test.

Response: The Registrant confirms that TIPS and fixed income securities of real asset companies are part of the Fund’s 80% test and that all other fixed income securities are not included as part of the Fund’s 80% test.

The Registrant has revised the third sentence of the first paragraph of the Fund’s principal investment strategies as follows:

The Fund will emphasize investments in dividend-paying equity securities, including common and preferred stocks, and securities convertible into common stocks, of mainly U.S. companies, but may also include fixed income securities of real asset companies, Treasury inflation-protected securities (“TIPS”), floating rate securities and foreign utilities, foreign infrastructure-related, and foreign real estate-related companies.

5.	Please clarify how the Fund’s sub-advisor selects specific companies for investment and what are the criteria by which it selects companies to add to the portfolio from this universe.

Response: The Registrant has revised the fourth paragraph under the principal investment strategies with the following:

The Fund may invest in companies of any size. The sub-advisor’s investment process emphasizes fundamental research and incorporates both top-down and bottom-up considerations to identify diversified sources of real return. Top-down factors, including current and forecasted financial market conditions, global economic trends, demographic trends, and public policies ranging from monetary to fiscal to regulatory, provide much of the broader portfolio construction framework. The sub-advisor further incorporates into its top-down analysis a consideration of the prevailing financing markets conditions for pricing and availability of certain capital-intensive projects. The sub-advisor’s bottom-up analysis seeks to identify industries and companies that can flexibly adjust to investment opportunities that seek to deliver returns exceeding a company’s cost of capital. In addition, the sub-advisor’s fundamental research utilizes both quantitative and qualitative analysis to evaluate the risk/return trade-off for relative positioning by asset class, sector, and industry in an effort to build an optimal risk-adjusted portfolio. Security selection represents the sub-advisor’s final level of decision-making in its investment process. In selecting securities, the Fund’s sub-advisor considers factors such as a company’s dividend payments, financial condition, financial performance, quality of management, policies and strategies, business plans and competitive market condition, with emphasis on relative valuation.

6.	Please confirm in your response whether derivatives will be included under the Fund’s 80% test. If so, please add disclosure that the Fund will value these derivatives on the market-to-market value and not the notional exposure.

Response: No derivatives are currently employed as part of the strategy. To the extent that derivatives are employed in the future, they would be limited to exchange traded instruments.

Principal Investment Strategies – Securian AM Balanced Stabilization Fund

7.	Generally, funds that used “balanced” in the fund’s name connote a strategy that has at least 25% of total assets invested in equities and 25% of the total assets invested in fixed income securities. Please revise the Fund’s principal strategies to reflect 25% invested in equities and 25% invested in fixed income.

Response: The Fund’s current principal investment strategies indicate that over time the Fund targets an equity exposure of approximately 60% and a fixed income exposure of approximately 40%.

MORE INFORMATION ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies – All Funds

8.	Apply all applicable comments from the summary section for the Funds to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

9.	Please correct the numbering under the Fund’s Investment Restrictions beginning on page B-37 of the SAI.

Response: The Registrant has made the requested change.

10.	The Securian AM Real Asset Income Fund has a non-fundamental investment policy which states “[u]nder normal circumstances, the Real Asset Income Fund will invest at least 40% of its total assets in securities which are secured by real estate and securities of companies that invest or deal in real estate.” Please explain how this non-fundamental policy is not contradictory with the Fund’s fundamental concentration policy, which states each Fund may not “invest 25% or more of its total assets, calculated at the time of purchase, in any one industry, except that a Fund will concentrate (that is, invest 25% or more of its net assets) in closed-end funds that invest in municipal bonds and a Fund may invest 25% or more of its total assets in securities issued by the U.S. Government, its agencies or instrumentalities. A Fund will consider the concentration of the underlying funds when it applies its own concentration policy.”

Response: The fundamental investment restriction contained in the Registration Statement is incorrect. The Registrant has revised the fundamental investment restriction to be consistent with the restriction contained in the N-14 filing relating to the Fund as follows:

Invest 25% or more of its total assets, calculated at the time of purchase, in any one industry~~, except that a Fund will concentrate (that is, invest 25% or more of its net assets) in closed-end funds that invest in municipal bonds and a Fund may invest 25% or more of its total assets in securities issued by the~~ (other than securities issued by the U.S. Government, its agencies or instrumentalities), except that the Securian AM Real Asset Income Fund will invest more than 25% of its net assets in the securities of companies that are secured by real estate and securities of companies that invest or deal in real estate. ~~A Fund will consider the concentration of the underlying funds when it applies its own concentration policy.~~

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777 or at diane.drake@mfac-ca.com.

/s/ DIANE J. DRAKE

Diane J. Drake
Secretary